American Railcar Industries, Inc.

100 Clark Street

Saint Charles, Missouri 63301

(636) 940-6000

(636) 754-3408

October 29, 2012

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street NE

Washington, D.C. 20549

Attn: Ms. Linda Cvrkel

Re:	American Railcar Industries, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 2, 2012

Form 10-Q for the quarter ended June 30, 2012

Filed August 3, 2012

File No. 000-51728

Ladies and Gentlemen:

This letter is written in response to the letter dated October 16, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) commenting on the filings listed above of American Railcar Industries, Inc. (the “Company”). For convenience, these responses are immediately preceded by the comments included in the letter from the Staff.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

1. SEC COMMENT:

We note your response to our prior comment 1 but continue to believe that your MD&A discussion should be expanded to include further details of the changes in cost of revenues. In this regard, we believe that for a company with the size and breadth of operations such as yours, the additional discussion you proposed does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your MD&A to quantify and discuss the impact of each significant component of costs comprising cost of revenues that caused cost of revenues to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to earnings (loss) from operations, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change in cost of revenues and resultant operating earnings.

Additionally, please note that even when total amounts of costs of revenues do not materially vary from period to period, the impacts of material variances in components of cost of revenues that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of revenues at the segment level when a change in a segment’s cost of revenues materially impacts the segment’s measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings. While we may modify the language due to changes in factors or various circumstances, the following is an example of disclosure we expect to include in future filings:

RESULTS OF OPERATIONS

Three Months Ended September 30, 2012 Compared to Three Months Ended September 30, 2011

Consolidated Results

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

	For the Three Months Ended
	September 30,		$	%
	2012	2011	Change	Change
Revenues:
Manufacturing	$147,212	$108,356	$38,856	35.9
Railcar leasing	4,267	259	4,008		*
Railcar services	16,751	17,169	(418)	(2.4)

Total revenues	168,230	125,784	42,446	33.7

Cost of revenues:
Manufacturing	(116,497)	(98,069)	(18,428)	18.8
Railcar leasing	(1,854)	(142)	(1,712)		*
Railcar services	(13,181)	(12,618)	(563)	4.5

Total cost of revenues	(131,532)	(110,829)	(20,703)	18.7

Selling, general and administrative	(6,360)	(2,934)	(3,426)	116.8

Earnings from operations	30,338	12,021	18,317	152.4

*	- Not meaningful

Revenues

Our total consolidated revenues for the three months ended September 30, 2012 increased to $168.2 million from $125.8 million for the three months ended September 30, 2011. This increase was due to increased revenues from manufacturing and railcar leasing, partially offset by lower railcar service revenue. During the three months ended September 30, 2012, we shipped approximately 1,150 railcars, which excludes approximately 310 railcars built for our lease fleet, compared to approximately 1,250 railcars for the same period of 2011, which excludes approximately 90 railcars built for our lease fleet.

Manufacturing revenues increased from prior year by 35.9%. This change was due to a 47.9% increase driven by a higher mix of tank railcars, which generally sell at higher prices due to more material and labor content, and improved general market conditions. This increase was partially offset by a decrease of 7.3% due to lower volumes of railcar shipments for direct sale, and a decrease of 4.7% due to lower revenues from certain material cost changes that we pass through to customers, as discussed below.

Leasing revenues increased due to an increase in the number of railcars leased to customers as the lease fleet grew from 240 railcars at September 30, 2011 to 2,190 railcars at September 30, 2012.

The decrease in railcar services revenue for the three months ended September 30, 2012 compared to the same period in 2011 was primarily due to a reduction of paint and lining work performed at our repair facilities due to lower customer demand for those services.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

Cost of Revenues

Our total consolidated cost of revenues for the three months ended September 30, 2012 increased to $131.5 million from $110.8 million for the same period in 2011. This increase was primarily due to increases experienced by our manufacturing segment, and to a lesser extent, increases in our railcar leasing and railcar services segments. Cost of revenues increased for our manufacturing segment by 18.8%. An increase of 31.2% in this segment was driven by a shift in production to a higher mix of tank railcars, which generally have more material and labor content. This increase was partially offset by a decrease of 7.2% due to a lower number of railcars shipped for direct sale, as discussed above, and a decrease of 5.2% driven by lower material costs for key components and steel. The decrease in costs for key components and steel is also reflected as a decrease to selling prices as our sales contracts include provisions to adjust prices for increases and decreases in the cost of most raw materials and components on a dollar for dollar basis.

Our railcar leasing segment experienced increased costs driven by the increased number of railcars on lease, as discussed above.

The increase in railcar services cost of revenues for the three months ended September 30, 2012 compared to the same period in 2011 was primarily due to a shift in the mix of repair projects being performed.

Segment Information

The table below summarizes our historical revenues, earnings from operations and operating margin for the periods shown. Intersegment revenues are accounted for as if sales were to third parties. Operating margin is defined as total segment earnings from operations as a percentage of total segment revenues. Our historical results are not necessarily indicative of operating results that may be expected in the future. Prior-period amounts for the new leasing segment have been reclassified to conform to the current year presentation. Other than the new leasing segment presentation, there have been no material reclassifications during the current period related to segment data. Refer to Note 17 to the condensed consolidated financial statements for further discussions of our segments.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

	Three Months Ended September 30,
	2012			2011
	(in thousands)
	External	Intersegment	Total	External	Intersegment	Total	Change
Revenues
Manufacturing	$147,212	$38,178	$185,390	$108,356	$9,118	$117,474	$67,916
Railcar Leasing	4,267	—	4,267	259	—	259	4,008
Railcar Services	16,751	221	16,972	17,169	50	17,219	(247)
Eliminations	—	(38,399)	(38,399)	—	(9,168)	(9,168)	(29,231)

Total Consolidated	$168,230	$—	$168,230	$125,784	$—	$125,784	$42,446

Earnings (Loss) from Operations
Manufacturing	$29,206	$5,012	$34,218	$8,561	$174	$8,735	$25,483
Railcar Leasing	2,377	6	2,383	62	—	62	2,321
Railcar Services	2,955	(46)	2,909	4,021	(9)	4,012	(1,103)
Corporate	(4,200)	—	(4,200)	(623)	—	(623)	(3,577)
Eliminations	—	(4,972)	(4,972)	—	(165)	(165)	(4,807)

Total Consolidated	$30,338	$—	$30,338	$12,021	$—	$12,021	$18,317

	Three Months Ended September 30,
	2012	2011
Operating Margins
Manufacturing	18.5%	7.4%
Railcar Leasing	55.8%	23.9%
Railcar Services	17.1%	23.3%
Total Consolidated	18.0%	9.6%

Manufacturing

Our manufacturing revenues, including an estimate of revenues for railcars built for our lease fleet, increased to $185.4 million for the three months ended September 30, 2012 from $117.5 million for the three months ended September 30, 2011. During the three months ended September 30, 2012, we shipped approximately 1,460 railcars, including approximately 310 railcars built for our lease fleet, compared to approximately 1,340 railcars for the same period of 2011, including approximately 90 railcars built for our lease fleet. The primary reasons for the increase in revenues were a higher mix of tank railcars shipped, which generally sell at higher prices due to more material and labor content, and improved general market conditions and an increase in railcar shipments, including those built for our lease fleet. These increases were partially offset by lower revenues from certain material cost changes that we pass through to

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

customers, as discussed above. The increase in railcar shipments for the segment primarily reflected an increase in railcars shipped for our leasing business, which was driven by strong leasing customer demand, partially offset by a decline in direct sale shipments. Manufacturing revenues for the three months ended September 30, 2012 included estimated revenues of $38.2 million relating to railcars built for our lease fleet, compared to $9.1 million for the three months ended September 30, 2011. Such revenues are based on an estimated fair market value of the leased railcars as if they had been sold to a third party, and are eliminated in consolidation. Revenues from railcars manufactured for our leasing segment are not recognized in consolidated revenues as railcar sales, but rather lease revenues are recognized over the term of the lease in accordance with the monthly lease revenues. Railcars built for our lease fleet represented over 20% of our railcar shipments during the three months ended September 30, 2012 compared to 7% for the three months ended September 30, 2011.

For the three months ended September 30, 2012, manufacturing revenues included direct sales of railcars to American Railcar Leasing LLC (ARL) and AEP Leasing LLC (AEP) totaling $50.0 million, or 29.7% of our total consolidated revenues, compared to zero for the three months ended September 30, 2011. ARL and AEP are affiliates of Mr. Carl Icahn, the chairman of our board of directors and, through IELP, our principal beneficial stockholder. In the third quarter 2012, we began manufacturing and selling railcars to AEP on a purchase order basis, following the assignment to AEP of all unfilled purchase orders previously placed by ARL.

Earnings from operations for manufacturing, which include an allocation of selling, general and administrative costs, as well as estimated profit for railcars manufactured for our leasing segment, increased to $34.2 million for the three months ended September 30, 2012 compared to $8.7 million for the same period in 2011. Estimated profit on railcars built for our lease fleet, which is eliminated in consolidation, was $5.0 million for the three months ended September 30, 2012, and is based on an estimated fair market value of revenues as if the railcars had been sold to a third party, less the cost to manufacture. Operating margin from manufacturing increased to 18.5% for the three months ended September 30, 2012 from 7.4% for the same period in 2011. These increases were due primarily to improved sales mix and general market conditions, as discussed above, increased volumes, and operating leverage and efficiencies as a result of higher tank railcar production volumes, partially offset by softer hopper railcar volumes. We also continue to benefit from cost savings achieved by the vertical integration projects put in place during the past several years.

Railcar Leasing

Our railcar leasing revenues for the three months ended September 30, 2012 increased to $4.3 million from $0.3 million for the three months ended September 30, 2011. The increase in revenues was driven by an increase in railcars on lease with third parties, as discussed above.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

Earnings from operations for railcar leasing, which include an allocation of selling, general and administrative costs, increased to $2.4 million for the three months ended September 30, 2012 compared to $0.1 million for the same period in 2011. Earnings from operations for railcar leasing includes one-time origination fees (Origination Fees) paid to ARL associated with originating the order for us to lease railcars to a customer. The Origination Fees represent a percentage of the revenues from the lease over its initial term and are paid up front. Operating margin from railcar leasing increased to 55.8% for the three months ended September 30, 2012 from 23.9% for the same period in 2011. These increases were due primarily to increased railcars on lease with third parties, as discussed above.

Railcar Services

Our railcar services revenues for the three months ended September 30, 2012 decreased to $16.8 million compared to $17.2 million for the three months ended September 30, 2011. The decrease was primarily attributable to a reduction of paint and lining work performed at our repair facilities.

For the three months ended September 30, 2012, our railcar services revenues included transactions with ARL totaling $5.9 million, or 3.5% of our total consolidated revenues, compared to $6.9 million, or 5.5% of our total consolidated revenues, for the three months ended September 30, 2011.

Earnings from operations for railcar services, which include an allocation of selling, general and administrative costs, were $2.9 million and $4.0 million for the three months ended September 30, 2012 and 2011, respectively. Operating margin from railcar services decreased to 17.1% for the three months ended September 30, 2012 from 23.3% for the three months ended September 30, 2011. These decreases were primarily attributable to lower demand for paint and lining work at our repair facilities.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 8

Note 6 – Property, Plant and Equipment, page 10

Lease Agreements, page 11

2. SEC COMMENT:

We note your response to our prior comment 8. Your response indicates that you will reflect the gain or loss on sale of railcars under long-term leases after operating income. Please revise your policy and disclosures to reflect these gains or losses as a component of operating income. Refer to ASC 360-10-45-4 and 5 and footnote 68 to SAB Topic 13.

COMPANY RESPONSE:

The Company will revise its policy and disclosure in its future filings, as requested by the Staff.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

We hope that this letter is fully responsive to your comments. If you have any questions, please call myself or Dale C. Davies at (636) 940-6000.

[Signature Page Follows]

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 29, 2012

Very truly yours,

American Railcar Industries, Inc.

/s/ James Cowan
James Cowan
President and Chief Executive Officer